Exhibit III

                         [EMCOR Group, Inc. letterhead]





December 15, 1998


Mr. Douglas P. Teitelbaum
Bay Harbour Management L.C.
885 Third Avenue, 34th Floor
New York, NY 10022

Dear Doug:

I gave your December 14 letter to our Board, which discussed it briefly at its meeting today. The Board will meet again at the earliest practicable date to evaluate the issues raised in your letter and will give you its response following that meeting.

Very truly yours,

/s/ Frank T. MacInnis

Frank T. MacInnis